Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

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positioning for the future
Cinergy Corp.
Special Shareholder Meeting

Jim Rogers
Chairman and CEO, Cinergy

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March 10, 2006	[LOGO]

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement- prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at: http://www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at http://www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

Positioning for the Future

Why This Merger Makes Good Sense

•                  Duke’s newly combined power business joins its natural gas businesses to rank among the largest in North America

•                  While the merger benefits the entire company and all of its stakeholders, the key advantages are largely related to the electric business

•                  Organic growth

•                  Diversified, franchised business growth

•                  Investment in operations

•                  New generating capacity

•                  Environmental investment

•                  Modernization of the delivery system

•                  Cost savings from productivity improvements

•                  Merger savings to accrue to both customers and shareholders

•                  Continued cost savings from best practices

•                  Benefits of fuel, asset and geographic diversity

•                  Greater size and scope create a stronger platform for participation in the consolidation of the industry

A History of Success

Cinergy: 1994 - 2005

•                  We have worked hard since our last merger to satisfy and balance the needs of a diverse stakeholder group

•                  Investors

•                  Customers

•                  Employees

•                  Policymakers

•                  Regulators

•                  Suppliers

•                  Partners

•                  Communities

•                  The Environment

A History of Success

Investors

•                  Average annual Total Shareholder Return of 11.9% over the past 11 years

•                  Beat the S&P 500, the S&P 500 Electric Utility and the Philadelphia Stock Exchange Utility indices

•                  Increased annual dividend rate by 28%

•                  Returned approx. $3.5 billion in cash to shareholders

•                  Employees are largest single group of shareholders

A History of Success

Customers

•                  Some of the lowest rates in Ohio, Kentucky and Indiana, and rates significantly below the national average

•                  Lowest number of complaints per 100,000 customers in each state in 2004

•                  National leader for low-cost, excellent operation of electric and gas utilities

•                  Top-quartile for customer satisfaction as measured by J.D. Power and Associates

•                  First U.S. energy company to have call centers certified by J.D. Power and Associates

A History of Success

Employees

•                  Competitive pay and benefits

•                  Top Employer Award for Employees Aged 50 and Over – 2005 AARP

•                  Secretary of Labor’s Opportunity Award for Diversity Efforts

•                  100 Best Companies for Working Mothers 2005 – 9th consecutive year – Working Mother magazine

•                  No layoffs

A History of Success

Policymakers & Regulators

•                  Constructive, “no surprises” relationships

•                  Track record of successful regulatory outcomes

•                  Company testified before Congress on energy and environmental issues 14 times

•                  Helped craft comprehensive multi-pollutant bill pending in Congress and The Energy Policy Act of 2005

•                  National COAL 2020 conference – 2004

A History of Success

Suppliers & Partners

•                  Spend with women/minority-owned businesses tripled to $400 million past seven years

•                  Leadership of Minority Business Accelerator

•                  2005 Combined Heat and Power Award for Cinergy & BP – DOE, EPA

•                  Integrated Gasification Combined Cycle (IGCC) plant study – GE & Bechtel

•                  Broadband Power Line – Current Communications

A History of Success

Communities

•                  Employees volunteered over 76,000 hours to more than 220 community organizations in 2004 alone

•                  One of top 10 utilities in U.S. for economic development in 2005 – 7th consecutive year – Site Selection magazine

•                  Cinergy Foundation - $45 million contributed last 13 years

A History of Success

The Environment

•                  Reduced sulfur dioxide and nitrogen oxide emission rates by 50 percent and 45 percent, respectively

•                  Voluntary greenhouse gas reduction commitment

•                  Energy Star Award from U.S. Dept. of Energy

•                  Dow Jones Sustainability World Indexes – 3rd consecutive year – one of two U.S. utilities

•                  Only U.S. utility to be named to the FTSE4Good Index

A History of Success

Recognition of Leadership

•                  1995 Utility of the Year – Electric Light & Power

•                  1996 Corporate Leadership Award – Energy Daily

•                  Recognized as one of top 10 companies among all U.S. companies for corporate governance by Institutional Shareholder Services

•                  2004 Power Company of the Year – Platt’s Global Energy Awards

Stakeholder Q&A

Positioning for the Future

Duke Energy:  The Road Ahead

•                  The name changes, but the stakeholders and our commitments to them do not

•                  The “new” Duke Energy will be a leading energy company in North America…but greater size doesn’t necessarily guarantee success

•                  As we did as Cinergy, together with Duke, we must earn the right to create value for all stakeholders

•                  We face some major challenges, such as rising energy prices and tougher environmental regulations

Positioning for the Future

Corporate Identity: Franchised Businesses

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We are all Duke Energy!